854739 08.08.2019

Englisch

DGAP Voting Rights Announcement: Biofrontera AG
Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

08.08.2019 / 18:11
Dissemination of a Voting Rights Announcement transmitted by DGAP - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	Biofrontera AG
Street:	Hemmelrather Weg 201
Postal code:	51377
City:	Leverkusen Germany
Legal Entity Identifier (LEI):	391200D6GFSVFGFQTL13

2. Reason for notification

	Acquisition/disposal of shares with voting rights
	Acquisition/disposal of instruments
	Change of breakdown of voting rights
X	Other reason: Voluntary group notification due to threshold tangency of a subsidiary

3. Details of person subject to the notification obligation

Natural person (first name, surname): Wilhelm K. T. Zours
Date of birth: 28 Jul 1961

4. Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

DELPHI Unternehmensberatung Aktiengesellschaft
SPARTA AG
Deutsche Balaton Biotech AG

5. Date on which threshold was crossed or reached:

01 Aug 2019

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	29.72 %	0.00 %	29.72 %	44,757,015
Previous notification	25.97 %	0.00 %	25.97 %	/

7. Details on total positions
a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006046113	0	13,300,694	0.00 %	29.72 %
Total	13,300,694		29.72 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
			0	0.00 %
		Total	0	0.00 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
				0	0.00 %
			Total	0	0.00 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
Strawtec Group AG	%	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
ABC Beteiligungen AG	%	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
Prisma Equity AG	%	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung	14.68 %	%	14.68 %

Aktiengesellschaft			
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
Deutsche Balaton Biotech AG	4.64 %	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
SPARTA AG	7.18 %	%	7.18 %
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
AEE Ahaus-Enscheder AG	%	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
MARNA Beteiligungen AG	%	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen Aktiengesellschaft	%	%	%
Deutsche Balaton Aktiengesellschaft	%	%	%
Youbisheng Green Paper AG	%	%	%
Wilhelm K. T. Zours	%	%	%
DELPHI Unternehmensberatung Aktiengesellschaft	14.68 %	%	14.68 %
VV Beteiligungen	%	%	%

Aktiengesellschaft			
Deutsche Balaton Aktiengesellschaft	%	%	%
Ming Le Sports	%	%	%

9. In case of proxy voting according to Sec. 34 para. 3 WpHG
(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:
Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights	Proportion of instruments	Total of both
%	%	%

10. Other explanatory remarks:

Date
07 Aug 2019

08.08.2019 The DGAP Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.dgap.de

Language:	English
Company:	Biofrontera AG Hemmelrather Weg 201 51377 Leverkusen Germany
Internet:	www.biofrontera.com

End of News DGAP News Service

854739 08.08.2019